August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Doris Stacey Gama
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-289216)

Ladies and Gentlemen:

On behalf of OS Therapies Incorporated, a Delaware corporation (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Tuesday, August 12, 2025, or as soon as practicable thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Paul A. Romness, MPH

August 8, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Doris Stacey Gama
Office of Life Sciences

Re:	OS Therapies Incorporated Registration Statement on Form S-1 (No. 333-289216)

Ladies and Gentlemen:

OS Therapies Incorporated hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Tuesday, August 12, 2025, or as soon as practicable thereafter.

Very truly yours,

OS Therapies Incorporated

By:	/s/ Paul A. Romness
Paul A. Romness
President and Chief Executive Officer